Exhibit 99.1

Ituran Location and Control Ltd. Announces the
Extraordinary General Meeting’s results

AZOUR, Israel – November 7, 2016 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that On November 7, 2016, Ituran Location and Control LTD held an Extraordinary General Meeting which approved the following:

1.	To approve the Amended Compensation Policy.

The above was approved by 5,588,681 votes (64.86%). who do not have a personal interest in the matter 2,862,554 votes who do not have a personal interest in the matter opposed (33.22%) and 164,433 votes (1.92%) who do not have a personal interest in the matter abstained.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran's subscriber base has been growing significantly since the Company's inception to over 1 million subscribers distributed globally. Established in 1995, Ituran has approximately 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) Gk Investor Relations (US) +1 646 688 3559